

July 27, 2010

Derica W. Rice
Executive Vice President, Global Services and
Chief Financial Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

> **Re:** **Eli Lilly and Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **DEF 14A filed March 8, 2010**
> **Form 10-Q for the quarter ended March 31, 2010**
> **File Number: 001-06351**

Dear Mr. Rice:

We have reviewed your July 12, 2010 response to our June 7, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition
Executive Overview, page 18

1.   Please refer to your response to comment one. Please provide us with the revised disclosure that you propose to include in future filings. We acknowledge your statement that none of the projects are individually significant or material to consolidated research and development expense. We do not believe that determination of project significance is limited to the amount of R&D expense incurred or to be incurred. Other factors such as the expected effects on your cash flows or results of operations which may be impacted by a new product introduction may also factor into this determination. Please disclose

your criteria for deeming a project or group of related projects significant, including the qualitative and quantitative factors you considered in making this determination. Assuming that you continue to believe that no project/project group is significant, please revise your proposed disclosure to be included in MD&A to clarify this for all your R&D projects including those projects discussed in "pipeline" on pages 19 and 20; and to disclose the following points from your response:

- o Each project represents only a small portion of the overall pipeline and none are individually significant or material;
- o It is unlikely, due to the long-term nature of the project, that delays or failure in any one of the individual projects would have a material impact on results of operations or financial condition;
- o You manage R&D spend in total. A delay in or termination of one project will not by itself necessarily cause you to significantly change total R&D spend.

In addition, disclose the cost for each period by therapeutic category or other descriptive class/category, and provide an estimate of the cost to complete these programs. If you do not maintain any research and development costs by therapeutic category or other descriptive class/category, disclose that fact. To the extent that costs to complete are not estimable, disclose those costs that are estimable and for those that are not estimable disclose the facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Financial Condition, page 25

2.   Please refer to your response to comment two. Please provide us with the revised disclosure that you propose to include in future filings. We do not object to your statement that you do not propose to provide product-specific forward-looking information. However, please include in your revised disclosure the extent to which you believe each item listed (i.e. growth in-patent protected products, the emerging markets, Japan and the animal health segment) will mitigate the effect of the loss of revenues. Please clarify the fact that this growth is from your existing products that do not lose exclusivity. Please include additional information regarding your business plan for the emerging markets which supports your assertion that growth will mitigate the effect of patent losses. Also include an explanation for why you believe there will be growth in the animal health segment that will mitigate the effect of patent losses since you disclose on page 2 of the 2009 10-K that the operations of the animal health segment are not material to the financial statements. Finally, please specifically include in your revised disclosure the statement in your response that you expect rapid and severe declines in revenues of Zyprexa and Gemzar following the loss of patent exclusivity because supplies of generic substitutes are available.

Item 8. Financial Statements and Supplementary Data
Segment Information, page 39

3.   Please refer to your response to comment four. Please clarify your statement that you will disclose the "range of revenue" from each major customer since ASC 280-10-50-42 requires disclosure of the total amount of revenues from each customer for each year presented. Please provide us with the proposed disclosure to be included in future filings.

Notes to Consolidated Financial Statements
Note 12: Income Taxes, page 65

4.   Please refer to your response to comment six. Please confirm that you will revise the disclosure in future filings to clarify that there are no individually significant items classified as 'Other'.

Note 13: Retirement Benefits, page 67

5.   Please refer to your response to comment seven. Please provide us with the proposed revised disclosure that includes the inputs used to determine the fair value of Level 3 plan assets in 2009.

6.   Please refer to your response to comment eight and your proposed disclosure. Since the asset allocation study is only performed every 3 to 4 years please revise your proposed disclosure to clarify whether any adjustments were made to the overall rate of return on plan assets assumption during the years when the asset allocation study was not performed. We believe to comply with the disclosure requirements of ASC 715-20-50-1 you should more fully explain how you arrived at 8.8% and 9.0% assumptions when your 20-year rate of return was 8.3%.

Form 10-Q March 31, 2010

Notes to Consolidated Condensed Financial Statements
Note 4: Collaborations
Boehringer Ingelheim, page 11

7.   Please refer to your response to comment eleven. Please revise your disclosure to clarify that the royalties to be paid through 2012 are contingent payments and were part of the negotiated cost of reacquiring the marketing rights. Disclose the pattern of amortization you are using (straight line, accelerated, etc.) and why that method is the most appropriate.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant